# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Genelux Corporation, CIK 0001231457
CUSIP: 36870H103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2625 Townsgate Road, Suite 230, Westlake Village, California (CA), 91361
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-022847
Filed by CIK 0001937513

## Reporting persons
- Aladar Szalay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,149,821; shared voting power 2,021,687; sole dispositive power 1,149,821; shared dispositive power 2,021,687; aggregate amount beneficially owned 3,171,508 (8.4% of the class)

## Item 1. Issuer
Name of issuer: Genelux Corporation
Address of issuer's principal executive offices: 2625 Townsgate Road, Suite 230 Westlake Village, CA, 91361

## Item 2. Person Filing
Name of person filing: Aladar Szalay
Address of principal business office or, if none, residence: 7704 North Fork Rd., Highland, CA 92346
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of cover page.

Consists of (i) 599,821 shares of common stock held by The Szalay 2010 Retained Annuity Trust, (ii) 550,000 shares of common stock held by The Szalay 2010 Children's Trust, for which the reporting person has sole voting and dispositive power, (iii) 5,000 shares of common stock held by the reporting person's spouse and (iv) 2,016,687 held jointly with the reporting person's spouse, for which the reporting person has shared voting and dispositive power.
Percent of class:
See Row 11 of cover page.

This percentage is calculated based on 37,760,843 shares of common stock outstanding as of June 30, 2025, as reported in Genelux Corporation's Schedule 14A, filed with the Securities and Exchange Commission on July 11, 2025.
Sole power to vote or to direct the vote:
See Row 5 of cover page for the Reporting Person.

Consists of (i) 599,821 shares of common stock held by The Szalay 2010 Retained Annuity Trust and (ii) 550,000 shares of common stock held by The Szalay 2010 Children's Trust, for which the reporting person has sole voting and dispositive power.
Shared power to vote or to direct the vote:
See Row 6 of cover page for the Reporting Person.

Consists of 5,000 shares of common stock held by the reporting person's spouse and 2,016,687 held jointly with the reporting person's spouse, for which the reporting person has shared voting and dispositive power.
Sole power to dispose or to direct the disposition:
See Row 7 of cover page for the Reporting Person.

Consists of (i) 599,821 shares of common stock held by The Szalay 2010 Retained Annuity Trust and (ii) 550,000 shares of common stock held by The Szalay 2010 Children's Trust, for which the reporting person has sole voting and dispositive power.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for the Reporting Person.

Consists of 5,000 shares of common stock held by the reporting person's spouse and 2,016,687 held jointly with the reporting person's spouse, for which the reporting person has shared voting and dispositive power.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Aladar Szalay: /s/ Aladar Szalay, Aladar Szalay (07/25/2025)